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         CONTACT PERSON :      TIMOTHY P. LOSIK
                               HADCO CORPORATION
                               (603) 898-8000

                          HADCO CORPORATION ANNOUNCES
                       EXECUTION OF A NEW CREDIT FACILITY

        SALEM, N.H. -- (BUSINESS WIRE) -- January 9, 1997 -- Hadco Corporation (Nasdaq:HDCO) announced today that it has executed a revolving credit facility with The First National Bank of Boston providing up to $250 million in revolving credit to Hadco. The proceeds from the credit facility will be used to complete Hadco's proposed acquisition of Zycon Corporation and for general corporate purposes. The credit facility terminates Hadco's existion revolving credit and term loan agreement with The First National Bank of Boston.

        Hadco also announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to its proposed acquisition of Zycon Corporation expired as scheduled and that it did not receive a request for additional information from either the Federal Trade Commission or the Antitrust Division of the Justice Department.

        Headquartered in Santa Clara, Calif., Zycon manufactures high quality, complex multilayer printed circuit boards for original equipment manufacturers and contract manufacturers in such industries as data communications, telecommunications, advanced storage systems, workstations, servers and personal computers.

        Headquartered in Salem, N.H., Hadco is a leading supplier of electronic interconnect products and services. Markets served include original manufacturers and contract assemblers in the computer, telecommunications, automotive, medical instruments, and industrial automation sectors of the electronic industry.

        Hadco's wide range of services and products provide a singular solution to the industry's, accelerating time-to-market requirements. Hadco offers extensive printed circuit design and engineering services, dedicated quick turn-around prototype and development fabrication, complex technology volume production fabrication, backplane assemblies and added-value sub-assemblies as well as a complete array of assembly capabilities. Hadco operates six facilities in the United States.

        Except for the historical information contained in this press release (including pricing, revenue, earnings, and operating expectations) there may be forward looking statements that involve risks and uncertainties. Factors that could cause actual results to differ materially include, but are not limited to, general economic conditions, business conditions in the electronics industry, demand for the company's products, and other risks and uncertainties described in reports and other documents filed by the companies from time to time with the Securities and Exchange Commission.